# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jade Biosciences, Inc., CIK 0001798749
CUSIP: 008064206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 06/05/2026
Amends the filing with accession number 0000950170-25-062146
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,069,494; sole dispositive power 0; shared dispositive power 14,069,494; aggregate amount beneficially owned 14,069,494 (19.99% of the class)
  Comment: The securities (a) include (i) 1,897,677 shares of common stock, $0.0001 par value per share (the "Common Stock") and 9,516,000 shares of Common Stock issuable upon conversion of 9,516 shares of Series A non-voting convertible preferred stock, par value $0.0001 per share (the "Series A Preferred Stock"), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"), and (ii) 2,655,817 shares of Common Stock directly held by Fairmount Healthcare Co-Invest IV L.P., a Delaware limited partnership ("Co-Invest"), and (b) exclude (i) 5,790,206 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 3,106,000 shares of Common Stock issuable upon conversion of 3,106 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 70,384,984 shares of Common Stock outstanding as of June 5, 2026, consisting of (i) 60,845,967 shares of Common Stock outstanding as of June 5, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated June 3, 2026, (ii) 23,017 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) the 9,516,000 shares of Common Stock underlying the 9,516 shares of Series A Preferred Stock owned by the Reporting Persons, subject to the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,413,677; sole dispositive power 0; shared dispositive power 11,413,677; aggregate amount beneficially owned 11,413,677 (16.22% of the class)
  Comment: The securities (a) include 1,897,677 shares of Common Stock and 9,516,000 shares of Common Stock issuable upon conversion of 9,516 Series A Preferred Stock held directly by Fund II, and (b) exclude 5,790,206 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 3,106,000 shares of Common Stock issuable upon conversion of 3,106 shares of Series A Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 70,384,984 shares of Common Stock outstanding as of June 5, 2026, consisting of (i) 60,845,967 shares of Common Stock outstanding as of June 5, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated June 3, 2026, (ii) 23,017 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) the 9,516,000 shares of Common Stock underlying the 9,516 shares of Series A Preferred Stock owned by the Reporting Persons, subject to the beneficial ownership limitation.
- Fairmount Healthcare Co-Invest IV L.P. (CIK 0002042283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,655,817; sole dispositive power 0; shared dispositive power 2,655,817; aggregate amount beneficially owned 2,655,817 (4.36% of the class)
  Comment: The securities include 2,655,817 shares of Common Stock held directly by Co-Invest.
  
  Row 13 is based on 60,845,967 shares of Common Stock outstanding as of June 5, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated June 3, 2026.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,069,494; sole dispositive power 0; shared dispositive power 14,069,494; aggregate amount beneficially owned 14,069,494 (19.99% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 23,017; shared voting power 14,040,494; sole dispositive power 23,017; shared dispositive power 14,040,494; aggregate amount beneficially owned 14,063,511 (19.99% of the class)
  Comment: The securities include (a) 23,017 shares of Common Stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days of the date of this filing held directly by Mr. Kiselak*, (b) Fund II's direct holdings of (i) 1,897,677 shares of Common Stock and (ii) 9,487,000 shares of Common Stock issuable upon conversion of 9,487 shares of Series A Preferred Stock held directly by Fund II, and (c) Co-Invest's direct holdings of 2,655,817 shares of Common Stock. The securities exclude (i) 5,790,206 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 3,135,000 shares of Common Stock issuable upon conversion of 3,135 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 70,355,984 shares of Common Stock outstanding as of June 5, 2026, consisting of (i) 60,845,967 shares of Common Stock outstanding as of June 5, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated June 3, 2026, (ii) 23,017 shares underlying options that are currently exercisable or will be exercisable within 60 days of the date of this filing by the Reporting Persons and (iii) the 9,487,000 shares of Common Stock underlying the 9,487 shares of Series A Preferred Stock owned by the Reporting Persons, subject to the beneficial ownership limitation.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Jade Biosciences, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 1, 2025 and Amendment No. 1 on October 8, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. This Amendment No. 2 is being filed solely to report the Reporting Persons' entry into a lock-agreement with the Company in connection with the Company's underwritten public offering; the number of shares of Common Stock, Pre-Funded Warrants, and Series A Preferred Stock beneficially owned by the Reporting Persons has not changed since Amendment No. 1 to the Statement, filed on October 8, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 2 is incorporated by reference herein.

The Reporting Persons' securities (a) include (i) 1,897,677 shares of Common Stock and 9,487,000 shares of Common Stock issuable upon conversion of 9,487 shares of Series A Preferred Stock, directly held by Fund II, and (ii) 2,655,817 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 5,790,206 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 3,135,000 shares of Common Stock issuable upon conversion of 3,135 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 2 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: On April 29, 2026, Mr. Kiselak's stock options to purchase 23,017 shares of Common Stock at an exercise price of $10.14 per share, received as compensation for his service as a director of the Company, vested in full and became exercisable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Company's underwritten public offering of common stock that closed on June 5, 2026, the Reporting Persons entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC, TD Securities (USA) LLC, and UBS Securities LLC, acting as the representatives of the underwriters (collectively, the "Representatives") to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, the Reporting Persons agreed to refrain from selling shares of the Company's securities without the consent of the Representatives, and other customary lock-up conditions, for a period of 60 days following the date of the final prospectus supplement for the offering.

The Reporting Persons did not purchase any securities of the Company or otherwise participate in the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on October 8, 2025).
99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on June 4, 2026).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (06/09/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/09/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (06/09/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/09/2026)
- Fairmount Healthcare Co-Invest IV L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (06/09/2026)
- Fairmount Healthcare Co-Invest IV L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/09/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (06/09/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (06/09/2026)